                                                                      Exhibit 12

                   GENERAL AMERICAN TRANSPORTATION CORPORATION

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                         In Millions, Except For Ratios


                                                                    Three Months      Year Ended
                                                                   Ended March 31     December 31
                                                                   1998      1997         1997
                                                                  -----     -----     -----------
                                                                     (Unaudited)
Earnings available for fixed charges:
   Net income (loss)...........................................   $ 23.7    $ 16.6      $ (41.2)

   Add (deduct):
        Income taxes (benefit).................................     11.9       9.7        (20.7)
        Equity in net earnings of affiliated
            companies, net of distributions received...........     (4.0)     (1.5)        (9.0)
        Interest on indebtedness and amortization
            of debt discount and expense.......................     28.3      29.3        118.4
        Amortization of capitalized interest...................       .3        .3          1.4
        Portion of rents representative of interest
            factor (deemed to be one-third)....................      7.7       6.8         30.0
                                                                 -------    -------     -------
Total earnings available for fixed charges.....................   $ 67.9    $ 61.2        $78.9
                                                                  ======    ======      =======

Fixed charges:
   Interest on indebtedness and amortization
        of debt discount and expense...........................   $ 28.3    $ 29.3      $ 118.4
   Capitalized interest........................................       .3        .2           .9
   Portion of rents representative of interest
        factor (deemed to be one-third)........................      7.7       6.8         30.0
                                                                   ------    ------      ------

Total fixed charges............................................    $ 36.3   $ 36.3       $149.3
                                                                   ======    ======      ======

Ratio of earnings to fixed charges(A)..........................     1.87x     1.69x        .53x(B)


(A) The ratio of earnings to fixed charges represents the number of times "fixed charges" are covered by "earnings." "Fixed charges" consist of interest on outstanding debt and capitalized interest, one-third (the proportion deemed representative of the interest factor) of rentals, and amortization of debt discount and expense. "Earnings" consist of consolidated net income before income taxes and fixed charges, less equity in net earnings of affiliated companies, net of distributions received.

(B) In 1997, net loss included restructuring charges of $123.8 million. Excluding the charges, the "ratio of earnings to fixed charges" was 1.77x.